news release

ArcelorMittal announces appointment of new Chief Executive of its Stainless division

Luxembourg, 22 September 2010 - ArcelorMittal today announces that Mr Bernard Fontana has been appointed Chief Executive of its Stainless Division, which is currently being assessed for a potential spin-off. Mr Fontana was previously Head of Human Resources for the Group and is replacing Jean-Yves Gilet, who has left the Company to head up France's Strategic Investment Fund. He will report to Gonzalo Urquijo, Member of the Group Management Board of ArcelorMittal.

Mr Fontana joined Arcelor as Senior Vice President of Human Resources, Flat Products Europe in 2004. A graduate of Ecole Polytechnique in France, he was hired by French chemical group SNPE in 1986, becoming deputy CEO. With the merger of ArcelorMittal in 2006, he was appointed as Executive Vice President of the Global Automotive business.

Mr Willie Smit, who was Vice President Employee Relations & Benchmarking, will replace Bernard Fontana as Executive Vice President, Head of Human Resources and will join the Group's Management Committee. Mr Smit has been with ArcelorMittal since 2005 and prior to joining he held senior HR positions at leading mining, manufacturing and construction companies. The most recent was as Vice President of Human Resources at Siberian-Urals Aluminium Company (SUAL) in Russia.

Lakshmi Mittal, Chairman of the Board of Directors and CEO, said: "Bernard Fontana has a successful track record in both the operational and commercial aspects of the Group's business so he is well placed to lead our Stainless Division into its next exciting phase of development, as we assess its potential spin-off."

"The fact that these are two internal appointments also demonstrates the strength of leadership talent within ArcelorMittal. Willie Smit has provided strong, reliable support to Bernard over the years so he is a natural replacement and I look forward to his contributions to the Management Committee".